FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 20, 2005, announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has been selected by Ace Hardware Corp. to provide satellite broadband network solutions for its members nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 20, 2005

AceHardware selects Gilat’s Spacenet subsidiary to provide its member retailers with nationwide, commercial-grade broadband connectivity

Petah Tikva, Israel, June 20, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected by Ace Hardware Corp. to provide satellite broadband network solutions for its members nationwide. Ace Hardware serves 4,800 independent hardware and building materials retailers through the United States.

The Spacenet broadband satellite network will provide high-speed Internet/intranet access and fast credit/debit card authorization for Ace members. Spacenet’s Connexstar services are available almost anywhere in the United States, providing business-grade VSAT connectivity with professional installation, advanced application support and industry-leading customer care.

Ace Hardware Data Security Manager Bob Wrobel said, “Spacenet’s Connexstar services offer our member retailers a consistent, reliable and affordable broadband solution. Spacenet’s ability to provide a satellite solution to our members nationwide was a critical factor in our decision to select the Connexstar offering. We are confident that Spacenet will provide the high quality of service and support that Ace requires for our retailers.” Spacenet’s President and CEO Bill Gerety said, “We are very pleased with Ace’s choice of Spacenet as a broadband solutions provider for their member retailers. Our offerings are uniquely suited for retailers’ needs, offering nationwide coverage and services that can be configured to meet each store’s network requirements. This relationship with Ace further demonstrates Spacenet’s leadership in providing connectivity services for the hardware industry.”

About Ace Hardware Corp.
Ace Hardware Corp. is the largest retailer-owned hardware cooperative in the industry. Annual retail sales for Ace’s 4,800 hardware, home center and lumber and building materials locations are approximately $13 billion. Headquartered in Oak Brook, Ill., Ace currently operates 15 distribution centers in the United States with retailers’ stores located in all 50 states and 70 countries. More information on Ace can be found at www.acehardware.com.

About Spacenet
Spacenet is the worldwide services group of Gilat Satellite Networks. Spacenet Inc., based in McLean, Virginia, provides connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com

Gilat’s Investors Contact:
Tal Payne, Chief Financial Officer
Tel. +972-3-9252550, talp@gilat.com

Gilat’s Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel. +972-3-9252408, hanitar@gilat.com